March 12, 2019

Neil A. Manna
Corporate Controller Principal Accounting Officer
DXC Technology Company
1775 Tysons Boulevard
Tysons, Virginia 22102

       Re: DXC Technology Co
           Form 10-K for Fiscal Year Ended March 31, 2018
           Form 10-Q for the Quarterly Period Ended December 31, 2018 File No. 001-38033

Dear Mr. Manna:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Reconciliation of Non-GAAP Financial Measures, page 69

1.    We note that your non-GAAP Income from Continuing Operations, non-GAAP
Net
      Income, and non-GAAP EPS measures are adjusted for Amortization of Acquired
      Intangible Assets. It appears that this adjustment represents an individually tailored accounting principle substituted for those in GAAP. In this regard, removing the amortization while retaining in the measure the related revenues presents a measure with apparent operating result inconsistencies. Please remove these adjustments from the calculations of these non-GAAP measures in future filings as well as in your earnings releases on Form 8-K. We refer you to Question 100.04 of the updated
      Compliance and Disclosure Interpretations issued on April 4, 2018.


       In closing, we remind you that the company and its management are responsible for the
 Neil A. Manna
DXC Technology Company
March 12, 2019
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Craig Wilson,
Senior Assistant Chief Accountant, at (202) 551-3226 with any questions.



                                                          Sincerely,
FirstName LastNameNeil A. Manna
                                                          Division of
Corporation Finance
Comapany NameDXC Technology Company
                                                          Office of Information
Technologies
March 12, 2019 Page 2                                     and Services
FirstName LastName